18000745

SECU[illegible]

Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- ~~03271~~ 21025

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2016 (MM/DD/YY) AND ENDING March 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CANACCORD GENUITY WEALTH MANAGEMENT (USA) INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

609 Granville Street
(No. and Street)

Vancouver	BC	V7Y 1H2
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald D. MacFayden — 212-389-8088
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

700 West Georgia Street	Vancouver	BC	V7Y 1C7
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 16 2018
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OMC 7/16/18

OATH OR AFFIRMATION

I, Donald D. MacFayden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Canaccord Genuity Wealth Management (USA) Inc., as of March 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public E. J. HORNER (SRA NUMBER 295335)

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of independent registered public accounting firm

To the Board of Directors of
Canaccord Genuity Wealth Management (USA) Inc.

We have audited the accompanying statement of financial condition of **Canaccord Genuity Wealth Management (USA) Inc.** [the "Company"] as of March 31, 2017. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of **Canaccord Genuity Wealth Management (USA) Inc.** as of March 31, 2017, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP
Chartered Professional Accountants

Vancouver, Canada
May 30, 2017

Statement of Financial Condition
[Expressed in U.S. dollars]

Canaccord Genuity Wealth Management (USA) Inc.
March 31, 2017

Canaccord Genuity Wealth Management (USA) Inc.

STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. dollars]

As at March 31

	2017 $
ASSETS	
Current	
Cash	746,811
Deposit with clearing broker *[note 5]*	150,000
Receivable from clearing broker	500,581
Prepaid expenses	27,418
	1,424,810
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current	
Accounts payable	123,452
Due to affiliated companies *[note 6]*	198,841
Total current liabilities	322,293
Contingencies and commitments *[note 7]*	
Stockholder's equity	
Capital stock	
Authorized	
1,250 Class A common shares, without par value	
Issued and outstanding	
702 Class A common shares	175,500
Additional paid-up capital	617,846
Retained earnings	309,171
Total stockholder's equity	1,102,517
	1,424,810

See accompanying notes

Canaccord Genuity Wealth Management (USA) Inc.

NOTES TO STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. dollars]

March 31, 2017

1. INCORPORATION AND CORPORATE ACTIVITIES

Canaccord Genuity Wealth Management (USA) Inc. [the "Company"] is an introducing broker/dealer registered with the Securities and Exchange Commission ["SEC"] and is a member of the Financial Industry Regulatory Authority ["FINRA"] and the Securities Investor Protection Corporation. The Company's primary source of revenue is commission income relating to securities trade execution for U.S. resident clients. The Company clears all transactions with and for clients through Pershing LLC. Accordingly, the Company does not handle nor hold any client monies and securities or perform custodial functions relating to client accounts.

2. SIGNIFICANT ACCOUNTING POLICIES

This financial statement has been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies are as follows:

Securities transactions and commissions

Customers' securities transactions are recorded on a settlement-date basis, with related commission income and expenses recorded on a trade-date basis.

Revenue recognition

Commission revenue consists of revenue generated through commission based brokerage services, and is recognized on a trade-date basis.

Interest income consists of interest earned on cash deposited in bank accounts and on a deposit held with Pershing LLC, and is recognized on an accrual basis.

Other revenue includes foreign exchange gains or losses, and administrative fee revenue.

Use of estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statement. Actual results could differ from those estimates.

Income taxes

The Company is included in the consolidated federal income tax return filed by Canaccord Adams Financial Group Inc. The Company's effective federal and state income tax rate of 41.46% for the year is based on calculations pursuant to the tax sharing arrangement amongst the US consolidated group members, and is payable via the intercompany accounts through periodic cash settlements. The federal income taxes are calculated as if the Company filed a separate federal income tax return. The tax sharing arrangement among the companies within the U.S. consolidated group provides that profitable entities such as the Company pay through the intercompany accounts the Company's separate federal income tax liability, to other members of the U.S. consolidated group. The Company joins in the filing of combined state returns with other members of the U.S. consolidated group.

The amount of current taxes payable is recognized as at the date of the financial statement, utilizing currently enacted tax rates and laws.

The Company has adopted Financial Accounting Standards Board ["FASB"] Accounting Standards Codification ["ASC"] 740-10, *Accounting for Income Taxes*, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statement or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using substantively enacted tax rates and laws in effect in the year in which the differences are expected to reverse.

Translation of foreign currencies

The functional currency of the Company is the U.S. dollar. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect as at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at historical rates.

Fair value measurements

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most

[Expressed in U.S. dollars]

advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices [unadjusted] in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs [other than quoted prices included within Level 1] that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

3. ADOPTION OF NEW AND REVISED STANDARDS

Future accounting standard updates

Revenue recognition (ASU 2014-09, *Revenue from Contracts with Customers*)

The FASB issued ASU 2014-09, *Revenue from Contracts with Customers*, that will supersede virtually all revenue recognition guidance in US GAAP. The new standard provides accounting guidance for all revenue arising from contracts with customers and affects all entities that enter into contracts to provide goods or services to their customers (unless the contracts are in the scope of other US GAAP requirements). The guidance also provides a model for the measurement and recognition of gains and losses on the sale of certain nonfinancial assets, such as property and equipment, including real estate.

The new standard is effective for public entities for fiscal years beginning after 15 December 2017 and for interim periods therein. Early adoption is not permitted for public entities. Nonpublic entities are required to adopt the new guidance for fiscal years beginning after 15 December 2018, and interim periods within fiscal years beginning after 15 December 2019, and may adopt it as early as the public entity effective date. The Company is still in the process of assessing the impact of these changes.

[Expressed in U.S. dollars]

Financial Instruments (ASU 2016-01, Financial Instruments – Overall)

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall. The ASU provides comprehensive guidance on the revenue recognition and measurement of financial assets and financial liabilities.

The guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is only permitted with certain exceptions (refer to ASU 2016-01 for details). The Company is still in the process of assessing the impact of these changes.

Going Concern (subsequent to adoption of ASU 2014-15, *Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern*)

In August 2014 the FASB issued ASU 2014-15, *Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern*. The ASU is intended to define management's responsibility to evaluate whether there is substantial doubt about an organization's ability to continue as a going concern and to provide related footnote disclosures. For all entities, the ASU is effective for annual periods ending after 15 December 2016 and interim periods within annual periods beginning after 15 December 2016. The Company is still in the process of assessing the impact of these changes.

Leases (ASU 2016-02, *Leases*)

In March 2016, the FASB issued ASU 2016-03, *Leases*, that will supersede previous lease accounting standards in US GAAP.

For public business entities, the standard is effective for annual periods beginning after December 15, 2018 (i.e., calendar periods beginning after January 1, 2019), and interim periods therein. For all other entities, the standard is effective for annual periods beginning after December 15, 2019 (i.e., calendar periods beginning after January 1, 2020), and interim periods after December 15, 2020. Early adoption would be permitted for all entities. The Company is still in the process of assessing the impact of these changes.

4. FINANCIAL INSTRUMENTS

The Company's financial instruments include cash, deposit with clearing broker, due to affiliated companies, accounts payable and accrued expenses. It is management's opinion that the Company is not exposed to significant interest rate, currency or credit default risks arising from these financial instruments, with the exception of the amount due to affiliated companies as discussed below.

Credit risk

The Company's exposure to credit risk arises from the possibility that a counterparty to a transaction might fail to perform under its contractual commitment, resulting in a financial loss to the Company. The risk is maintained by the Company's overall credit risk management framework, including monitoring credit exposures limiting transactions with specific counterparties and assessing the credit worthiness of counterparties.

Market risk

Market risk is the risk that the fair value of financial instruments will fluctuate because of changes in market prices. The Company believes that any exposure to risk is in the normal course of business and does not anticipate any significant loss to such risk.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the fair value or future cash flows of financial instruments held by the Company. The Company believes that any exposure to risk is in the normal course of business and does not anticipate any significant loss to such risk.

5. DEPOSIT WITH CLEARING BROKER

Under the terms of the fully disclosed clearing agreement with Pershing LLC, the Company is required to maintain a clearing deposit. The clearing deposit was $150,000 at March 31, 2017.

6. RELATED PARTY TRANSACTIONS

As at March 31, 2017, $158,848 was owing to CGC for expenses incurred by CGC on behalf of the Company.

The Company declared and paid a dividend on its Class A Common Shares of $15,669.5157 per share. The funds utilized for the dividend payment were from the proceeeds from the payment to the Company of certain receivables due from affiliated companies.

NOTES TO STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. dollars]

March 31, 2017

Included in due to affiliated companies are amounts owing to Canaccord Adams Financial Group Inc. ["CAFGI"] for use of its tax losses in the current and preceding years. There are no repayment terms or interest on the amounts owing.

	$
Tax loss repayments	(39,993)
Total due to CAFGI	**39,993**

7. CONTINGENCIES AND COMMITMENTS

The Company applies the provisions of ASC 460, *Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify Pershing LLC, the clearing broker, for losses that it may sustain from the customer accounts introduced by the Company. At March 31, 2017, the total amount of customer balances maintained by its clearing broker subject to such indemnification was nil. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. The Company has not accrued for contingencies as at year-end.

8. REGULATORY NET CAPITAL REQUIREMENT

As a registered introducing broker-dealer, the Company is subject to the net capital rule of the SEC [Rule 15c3-1]. Rule 15c3-1 requires that the Company maintain a regulatory net capital equal to the greater of 6 2/3% of aggregate indebtedness, as defined, or $50,000. At March 31, 2015, the Company had net capital of $1,075,099 which was $1,025,099 in excess of the required net capital of $50,000.